December 29, 2011

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Actuate Corporation
Form l0-K for the Fiscal Year Ended December 31, 2010, Filed March 11, 2011
Form 8-K, Filed May 31, 2011
File No. 000-24607

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 6, 2011 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

1.	We note your discussion on page F-41 regarding the $11.6 million of undistributed earnings of your foreign subsidiaries that you consider to be permanently reinvested and for which no taxes have been provided. Please tell us the amount of cash, cash equivalents and investments that is currently held outside of the United States. Also, tell us your consideration to disclose such amounts, and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We respectfully advise the Staff that as of December 31, 2010 Actuate had approximately $80 million in cash, cash equivalents, and investments, of which approximately $18 million was held outside of the United States. We respectfully submit that our undistributed earnings from our foreign subsidiaries will be invested indefinitely in those jurisdictions where the undistributed earnings were earned. We note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” We believe that it is appropriate not to disclose the potential tax impact associated with the repatriation of undistributed earnings of our foreign subsidiaries as we have no intention of distributing any of our cumulative earnings to the parent company in the U.S., and as such, there will be no tax impact. The cash within these entities has funded and continues to fund our international operations and is not required for use in the United States and we have no current plans to use the cash within the United States. As a result, we respectfully submit that we should not be required to disclose any restriction from and/or additional taxes upon the repatriation of undistributed earnings of our foreign subsidiaries.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, Page 62

2.	Please explain further the non-recurring transactions that led to the material weakness and the material error in your accounting for income taxes. Also, while we note that the error was corrected prior to the issuance of the company’s 2010 consolidated financial statements, please tell us whether this weakness impacted any previously filed financial statements and if so, tell us how you determined that restatement of such periods was not necessary.

We respectfully advise the Staff that the non-recurring transaction which led to the material weakness was specifically related to the accounting for the utilization of Canadian net operating losses and credits (“tax attributes”) obtained by the Company upon the acquisition of Xenos Group, Inc. (“Xenos”), a Canadian company, on February 1, 2010. When we acquired Xenos, it was not anticipated that there would be any pre-acquisition Xenos tax attributes that were more-likely-than-not to be sustained upon audit by the applicable taxing authority. As such, no deferred tax assets were recorded in the acquisition accounting for Xenos. Due to the restructuring of the Company’s Canadian legal entities after the acquisition, several short-period Canadian income tax return filings were required for the Xenos and Actuate entities. After the preparation of the short period Canadian tax return filings, it was discovered that certain pre-acquisition Xenos tax attributes that were not more-likely-than-not to be sustained upon audit by the taxing authority had been utilized to reduce current taxes payable. Upon this discovery, the Company corrected the accounting treatment in accordance with Accounting Standards Codification 740-10 and reversed the income tax benefit by recording a long term payable for the uncertain tax position. The failure to properly identify the utilization of and account for the acquired tax attributes that were not more-likely-than-not-sustainable upon audit led to the material weakness. As the acquisition was a one-time event occurring in the first quarter of 2010, it did not impact any previously filed financial statements. As such, the restatement of prior period financial statements was not necessary. With respect to the three quarters of 2010, the respective financial statements were not impacted as the tax returns were not filed until the fourth quarter and the return to provision adjustments were made in the fourth quarter.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Income, page F-6

3.	We note from your disclosure on page 35 that you recognized $11 million of revenue during fiscal year 2010 relating to a binding memorandum of understanding with International Business Machines Corporation (IBM) to end a dispute regarding distributions of Actuate software by IBM. We further note that you recognized revenue relating to an agreement with Oracle to end a dispute regarding distributions of Actuate software by Oracle. Please tell us the authoritative accounting literature you relied on in determining the income statement classification of these amounts as revenue, and in determining the timing of revenue recognition for these transactions. As part of your response, please clarify all of the rights, performance obligations and deliverables granted under these agreements and tell us how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating the various deliverables. Also, describe further how you determined the value of each element in these arrangements. In addition, please also tell us what consideration you have given to disclosing these transactions and your accounting policies in the Notes to Consolidated Financial Statements.

We respectfully advise the Staff that Actuate derives its revenue by licensing software and providing related services to customers who build informational applications based on the Actuate platform. Services include providing maintenance support via phone support, upgrades, and technical professional services. While Actuate has a small number of issued and pending patents, Actuate does not typically derive any revenue directly from its patents or its source code. Actuate typically licenses its software through a software license agreement. These agreements govern the customer’s use of Actuate software and require that Actuate’s customers only use or distribute software that they have properly licensed and paid for. These agreements typically provide Actuate audit rights which, when exercised, can result in incremental license and maintenance revenue in accordance with the terms of the agreement.

The IBM and Oracle transactions were both transactions that originated from claims that these entities distributed more software than they had licensed and paid for. Based on Actuate’s claims, had these customers originally complied with the terms of their software license agreements, Actuate would have realized higher license and maintenance revenue at the time of the claimed infraction. Enforcing compliance with our software license agreements is a recurring part of deriving payment from our core software license and maintenance operations, and we believe that compliance enforcement is common and prudent in the software industry.

Our conclusion that the fees relating to the enforcement of our software license agreements constitute revenue is based on the guidance in the accounting literature defining what should appropriately be classified as revenue. The Financial Accounting Standard Board’s Statement of Financial Accounting Concepts No. 5 states in Paragraph 83.b. that “An entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, ...”. This definition of revenue was reinforced in their Statement of Financial Accounting Concepts No. 6, which states in Paragraph 78, “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations” and in Paragraph 87 which differentiate revenues from gains. This definition of revenue is reiterated by the SEC’s Staff Accounting Bulletin No. 104, Topic 13 under Section A.1. Based on this authoritative guidance, the compliance fees are properly classified as revenue because they represent payment for Actuate’s ongoing major and central operations. Actuate’s ongoing major and central operations are deriving revenue from the licensing of software and the provision of related maintenance services. Because non-compliant customers use or distribute more software and maintenance services than they properly licensed and paid for, Actuate was deprived of payment for its ongoing major and central operations. Actuate can recover this revenue only through enforcement of the terms of its license agreements with these non-compliant customers. Actuate has a history of recovering this lost revenue. Thus, Actuate’s position is that the license and maintenance fees arising from compliance activities is a recovery of revenue owed to Actuate based on the terms of its software license agreements in the normal course of business.

Below is a discussion of each of the transactions that you inquired about in your letter as well as how the related revenue was allocated:

IBM (MRO) – This was an OEM customer that we contended had failed to properly report their distributions of Actuate product, and pay for their end users on maintenance. Therefore, IBM was required to pay for the distributed licenses and for back maintenance to the time from when the distributions were estimated to have occurred. There was no go-forward maintenance offered to IBM under this transaction. The Company estimated the period of time in which the compliance issue arose and imputed the estimated portion of back maintenance that should have been paid during that period using a rate consistent with comparable transactions during that period of time. That back maintenance amount was recognized in full during the quarter ended September 30, 2010. The residual amount was deemed to represent the license component of the transaction and it too was fully recognized during the quarter ended September 30, 2010. It is important to note that no deferral of revenue was required as there were no undelivered elements. In other words, regardless of the classification of the revenue as either license or services, both components were recognizable within the confines of the quarter ended September 30, 2010.

Oracle Corporation – This customer was also an OEM customer that we contended failed to report all distributions of Actuate product to its end users and to pay for the corresponding maintenance for those end users. Therefore, Oracle was required to pay for the distributed licenses and for back maintenance to the time from when the distributions were estimated to have occurred. There was no go-forward maintenance offered to Oracle under this transaction. Under the terms of this agreement, the total fee was payable in equal quarterly payments over the next twelve quarters. Therefore, due to these extended payment terms, the revenue was taken as those payments came due each quarter. With each payment, we allocated the revenue between the maintenance and license component using the existing maintenance rate on the underlying Oracle contract. The customer had a clear stated renewal rate on its underlying agreements. This rate was used to determine the classification of the total fee between the license and maintenance components. Again, it is important to note that no deferral of revenue was required as a result of undelivered elements as all elements had been delivered. In other words, regardless of the classification of the revenue as either license or services, both components were recognizable within the confines of the given quarter.

In the Comment Letter, the Staff inquired as to if we gave consideration to disclosing these transactions and our accounting policies in the Notes to Consolidated Financial Statements. We respectfully advise the Staff that these transactions are related to agreements for which the accounting is assessed using the same accounting policies already disclosed in our filings. Additional discussion in accounting policies was not considered necessary. However, we did feel that given the significance of these two specific transactions, incremental disclosure in the Management Discussion and Analysis section of the 10-K was appropriate. We also respectfully advise the Staff that excerpted copies of the agreements for both the Oracle and IBM transactions were filed with the SEC via Edgar as exhibits to our 10-K filing for the period ended December 31, 2010.

Form 8-K filed May 31, 2011

4.	It does not appear that you have filed an amended Form 8-K, indicating your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials pursuant to Item 5.07(d) of Form 8-K. Please advise.

We respectfully advise the Staff that on December 9, 2011 we filed a Form 8-K/A indicating our decision as to how frequently we will include an advisory shareholder vote on the compensation of our named executives in our proxy materials.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494.

Sincerely,

/s/ Peter Cittadini
Peter Cittadini
President and Chief Executive Officer

cc:	Ms. Laura Veator, Staff Accountant, Division of Corporate Finance

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